

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

RECD S.E.C.
JAN 1 2 2007
1088

January 9, 2007

Abigail Arms
Shearman & Sterling LLP
801 Pennsylvania Avenue, NW
Washington, DC 20004-2634

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/9/2007

Re: The AES Corporation
Incoming letter dated December 8, 2006

Dear Ms. Arms:

This is in response to your letters dated December 8, 2006 and January 3, 2007 concerning the shareholder proposal submitted to AES by Dwane G. Ingalls. We also have received a letter from the proponent dated December 13, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.




07041769

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Dwane G. Ingalls
1600 S. Paddock Road
Greenwood, IN 46143

SHEARMAN & STERLING LLP

801 PENNSYLVANIA AVENUE, NW | WASHINGTON, DC | 20004-2634

WWW.SHEARMAN.COM | T +1.202.508.8000 | F +1.202.508.8100

aarms@shearman.com
(202) 508-8025

December 8, 2006

Via Hand Delivery

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal by Dwayne G. Ingalls for Inclusion in the Proxy Statement of The AES Corporation pursuant to Rule 14a-8

Ladies and Gentlemen:

We represent The AES Corporation, a Delaware corporation (the "Company"), in connection with the above-referenced shareholder proposal (the "Proposal"). This no-action letter is submitted pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and sets forth the reasons for excluding the Proposal from the Company's proxy statement (the "Proxy Statement") relating to its 2007 Annual Meeting of Stockholders, which is currently scheduled to be held on April 26, 2007. A copy of the Proposal and supporting statement is attached hereto as Exhibit A.

As described below, the Company believes that the Proposal may be omitted from its Proxy Statement in accordance with Rule 14a-8(i)(4) as the Proposal relates to the redress of a personal grievance and Rule 14a-8(i)(7) since the Proposal also deals with a matter relating to the Company's ordinary business operations and requests the staff of the Division of Corporation Finance (the "Staff") of the Securities Exchange Commission (the "Commission") to confirm that it will not recommend enforcement action if the Company omits the Proposal from its Proxy Statement.

In accordance with Rule 14a-8(j), six copies of this letter, including the Proposal attached as Exhibit A hereto, are being submitted to the Staff no later than eighty calendar days prior to the date the Company will file the Proxy Statement with the Commission, which will be no earlier than March 1, 2007. By copy of this letter and the attachments, the Company has notified the Proponent of its intention to omit the Proposal from the Proxy Statement.

I. The Proposal

The Proposal requests that the board of directors of the Company (the "Board") include the following resolution in the Proxy Statement:

"BE IT RESOLVED: Shareholders request the board create an ethics oversight committee of independent directors for the purpose of monitoring the company's business practices to insure compliance with applicable laws, rules and regulations of the federal, state, local governments, and the AES Code of Business Conduct, including retaliation protection for employees making a good faith report or concern of possible misconduct." [1]

II. Exclusion of the Proposals is permitted under Rule 14a-8

A. Rule 14a-8(i)(4) – The Proposal and supporting statement relate to the redress of a personal claim or grievance against the Company.

Under Rule 14a-8(i)(4), a registrant may properly exclude a shareholder proposal from its proxy statement "if the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large."

The Proponent was employed by a number of subsidiaries of the Company beginning in 1990 until his employment was terminated in May 2004. At the time his employment was terminated, the Proponent was a vice president of one of the Company's regulated utilities, Indianapolis Power and Light Company ("IPL"). In January 2005, the Proponent filed a claim against the Company, IPL and IPL's parent holding company, IPALCO Enterprises, Inc., in the Marion County Superior Court in the State of Indiana, alleging: (i) breach of employment contract, (ii) wrongful termination/retaliatory discharge, (iii) failure to pay all wages owed (which claim was subsequently dismissed pursuant to summary judgment) and (iv) defamation. The litigation is ongoing.

Since the termination of his employment, in addition to his lawsuit against the Company and its subsidiaries, the Proponent has contacted and/or filed grievances with numerous government agencies and public officials alleging various improper acts by the Company and its subsidiaries (none of which relate to the Proponent's employment or termination) including: the United States Environmental Protection Agency, the United States Federal Energy Regulatory Commission ("FERC"), the Indiana Utility Regulatory Commission, the Indiana Office of Utility Consumer Counselor, the Governor of Indiana, the Indiana Inspector General and the Indianapolis Fire Department. The Staff should take note that, to the Company's knowledge, in none of these instances has the Proponent's efforts resulted in any enforcement action by any government agency or official, much less any finding that the Company or any of its subsidiaries engaged in any illegal or improper conduct. In fact, the FERC has informed the Company's counsel that it has dropped its investigation of the Proponent's allegations that were submitted to the agency.

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[1] Although the Proposal requests the creation of an ethics committee, the Proposal states that the purpose of the committee is to monitor the Company's business practices "to insure compliance with applicable laws, rules and regulations."

The Proponent also has attempted to air his grievances against the Company in other ways. He has accused the Company and its subsidiaries of wrongdoing in two local television news spots, including an accusation that the Company was somehow responsible for exploding manhole covers in Indianapolis in 2005. He has also appeared in downtown Indianapolis during the Christmas season dressed in a Santa suit and handing out flyers accusing the Company of alleged wrongdoing. A copy of the flyer is attached as Exhibit B hereto.

In fact, earlier this year the Proponent submitted to the Company under state law a similar shareholder proposal in connection with the Company's 2006 Annual Meeting of Stockholders. The Proponent's prior proposal requested the Board to implement a policy mandating that an independent review and audit of the effectiveness of, and adherence to, The AES Corporation Code of Business Conduct and Ethics (the "Code of Ethics") be conducted in 2006 and every two years thereafter. The Company allowed the Proponent to present his proposal in person at the annual meeting which he did. Although the proposal was not put to the stockholders for a vote, a standing committee of the Board considered the proposal at a subsequent meeting and decided not to implement such a policy.

The current Proposal is merely the latest effort in the Proponent's campaign to seek redress for his personal grievances relating to the termination of his employment. In fact, the issues in dispute in the Proponent's lawsuit against the Company form the purported basis for his Proposal. The Proponent essentially alleges in the litigation that he was terminated after he alerted Company management, including the CEO of the Company, of alleged Company wrongdoings. In the recitals of the Proposal, without specifically naming himself, the Proponent explicitly references his alleged retaliatory termination as justification for his Proposal:[2]

"Whereas: ...

- In May 2003 the board adopted The AES Corporation Code of Business Conduct and Ethics ('Code'), which provides that 'The Company will not tolerate any retaliation against any AES person making a good faith or genuine report or concern.'; and

- From July 2003 through February 2004, a vice president of Indianapolis Power and Light Company ('IPL') personally met and communicated with AES CEO Paul Hanrahan to discuss ethical issues related to IPL; and

- In February 2004, this same vice president of IPL reported a Code violation involving senior management of IPL; and

- In March 2004, this same vice president of IPL was fired from AES companies by AES Vice President and IPL CEO, Ann Murtlow, after 14 years of international assignments; and

---

[2] After due inquiry, the Company is unaware of any other individual who could be the vice president referred to in the recitals of the Proposal and further asserts that in the event that the Proponent is referring to another person in the recitals, the Company denies those allegations as well.

- On October 31, 2005, IPALCO Enterprises reported that IPL had resolved certain accounting issues raised by a government agency via a consumer credit of $10,000,000 and by 'voluntarily' changing its account reporting;..."

The Company notes that the purported "Code violation involving senior management of IPL" was investigated promptly by the Company after it was communicated by the Proponent. This allegation and other allegations raised by the Proponent were thoroughly investigated by the Company in connection with the discovery process of the litigation. In each instance, the Company has determined all of these allegations to be without merit.

The Staff has repeatedly stated that a proposal may be excluded "if it appears from the facts presented by the issuer that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." *SEC Release No. 34-19135 (October 14, 1982)* In fact, even in those situations where the proposal did not on its face evidence a personal claim or grievance, but rather was "drafted in such a way that it might relate to matters which may be of general interest to all security holders," the Staff has granted no-action relief to exclude the proposal where the company has presented facts which demonstrate that the proposal is an attempt to redress a personal grievance or further a personal interest. *Id.* In our and the Company's opinion, the Proponent's Proposal clearly fits squarely within the parameters of Rule 14a-8(i)(4) permitting exclusion of the Proposal from the Company's Proxy Statement because both the facts provided by the Company in this letter and the recitals to the Proposal itself clearly demonstrate that the Proposal is just another attempt by the Proponent to redress his personal grievance against the Company.

The Proposal may also be excluded because it is designed to result in a personal benefit to the Proponent. Since the Proposal specifically refers to "retaliation protection for employees making a good faith report or concern of possible misconduct," the Proposal clearly seeks a personal benefit as the Proponent could use the establishment of the proposed committee to obtain yet another investigation of the Proponent's claims in his litigation against the Company. While the Company has no doubt that another investigation would once again refute the Proponent's claims, this does not change the fact that the shareholder proposal process is not an appropriate vehicle to gain leverage in the Proponent's lawsuit against the Company.

Furthermore, the Company believes that the Proposal provides no benefits that would "be shared by the other shareholders at large" because, like many public companies, the Company already has a number of mechanisms in place designed to ensure compliance with laws, rules and regulations. These mechanisms are more fully described Section II.B below and are incorporated into this paragraph by reference. In light of these policies and practices, the Proposal will not yield any benefit to the shareholders at large because the proposed committee would simply be duplicative of the functions that have already been established by the Company's management and the Board. The Company also notes that, other than the Proponent, no other stockholder has ever requested the Company, either formally or informally, to adopt a proposal similar to the Proponent's Proposal.

Numerous no-action letters issued by the Staff support the Company's request for no-action was well. In *The Southern Company (Jan 21, 2003)*, the Staff similarly granted no-action relief based on the personal grievance exclusion to The Southern Company ("Southern") in connection with its request to exclude from its proxy statement a shareholder proposal which would have required the formation of a shareholder committee for the purpose of investigating complaints against Southern's management. In that instance, the proponent was a former employee of one of Southern's subsidiaries who was laid off as part of a workforce reduction. While the proposal itself was drafted in terms of appearing to be of interest to stockholders in general, the Staff granted the no-action relief based upon the facts presented by Southern which demonstrated that the proposal was another attempt by a disgruntled employee to redress his personal grievances against Southern. In *Merck & Co., Inc. (Jan. 22, 2003)*, the Staff also granted no-action relief based on the personal grievance exclusion in connection with Merck's request to exclude from its proxy statement a shareholder proposal which requested, among other thing, the board of directors to establish strict standards of competence, personal and professional integrity and to appoint a council approved by the stockholders to review disputes and other issues regarding filling research and development positions, scientific priorities and ethical conduct and to carry out corrective measures in cases of demonstrated incompetence and professional misconduct. In *Merck*, the proponent was a former Merck employee whose supporting statement attached to the proposal accused various employees of Merck with incompetence, plagiarism and wrongful termination. *See also Exxon Mobil Corp. (March 05, 2001)* (proposal would require the establishment of a committee to investigate and review sexual activities on corporate property by company personnel, and to take remedial action); *Phillips Petroleum Co., (March 12, 2001)* (proposal would require the company to prepare a midyear shareholder report annually); *Texaco Inc., (March 18, 1993)* (proposal would limit the compensation paid to executives and former employees acting as consultants to an amount that is not more than 25 times the compensation paid to its lowest paid employee); *Pyramid Technology Corp., (December 04, 1992)* (proposal recommended that the company adopt a policy against entering into any golden parachute agreements with officers and directors unless such agreements are approved by the shareholders of the company); and *Cabot Corp. (November 08, 1988)* (proposal would require to the establishment of an ethics committee and the repeal of provisions in the company's restated certificate of incorporation regarding limitation on liability and indemnification of directors).

Based on the facts provided by the Company in this letter, the language of the Proposal itself and the precedent set forth in the no-action letters referenced above, we and the Company are of the opinion that the Proposal may be excluded from the Company's Proxy Statement based on the personal grievance exclusion set forth under Rule 14a-8(i)(4).

B. Rule 14a-8(i)(7) – The Proposal deals with matters relating to the Company's ordinary business operations.

Under Rule 14a-8(i)(7), a registrant may properly exclude a shareholder proposal from its proxy statement "if the proposal deals with a matter relating to the conduct of the company's ordinary business operations." The policy underlying Rule 14a-8(i)(7) is "to confine the solution of ordinary business problems to the management and the board of directors and to place such problems beyond the competence and direction of shareholders since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." *SEC Release No. 34-40018 (May 21, 1998)*. This policy, the Staff stated, rests on two central considerations. The first consideration is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the Proposal seeks to 'micro-manage' the Company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* In this case, both considerations support the Company's no-action request.

With regard to the first consideration noted above, the fundamental task at issue is that of monitoring the Company's business practices to ensure compliance with applicable laws, rules and regulations and the Company's Code of Ethics. The Staff should note that AES is one of the world's largest global power companies with operations on five continents in twenty-six countries and annual revenue in 2005 of $11.0 billion. As the Staff is no doubt aware, the energy industry is heavily-regulated and concerns relating to regulation and compliance are central both to the Company's core competencies as well as its day to day operations. In fact, the Company's ability to generate, distribute and sell power in any country requires an extensive understanding of the applicable national, provincial and municipal regulations. For these reasons, the Company believes that compliance with laws, rules and regulations and monitoring business practices to ensure such compliance is "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.*

The second consideration noted above – whether a proposal seeks to micromanage complex company matters -- also supports the Company's no-action request because the Proposal's seeks to prescribe the manner by which the Company monitors its compliance with applicable laws, rules and regulations, as well as its Code of Ethics. As part of its ordinary day-to-day business, the Company's management, at the direction and oversight of the Board, determines the appropriate means for achieving the Board's and management's compliance monitoring functions. The Board provides this direction and oversight primarily through its Financial Audit Committee (the "Audit Committee") which is comprised of at least 3 directors all of whom are independent within the meaning of Section 10A of the Exchange Act.[3] Under its charter, a copy of which is attached hereto as Exhibit C (the "Audit Committee Charter"), the Audit Committee is charged with monitoring the Company's Code of Ethics, especially as it relates to conflicts of interest, related party transactions and illegal acts, and establishing procedures for the receipt, retention, treatment and review of complaints received by the Company regarding accounting, internal accounting controls, auditing and code of ethics matters, and the confidential, anonymous submission by employees of concerns regarding such matters. The Audit Committee Charter also calls for the Audit Committee to regularly review internal controls designed to prevent fraudulent business practices and ensure compliance with legal and regulatory requirements. The Audit Committee Charter permits the Audit Committee to retain outside advisors in connection with the performance of its duties. Toward these ends, the Audit Committee has taken the following actions:

- Creating and overseeing the AES Ethics and Compliance Department which has responsibility for training, communicating, monitoring and enforcing compliance with

[3] Furthermore, the Nominating and Corporate Governance Committee of the Board, pursuant to its charter, reviews the performance of each director, including those on the Audit Committee.

certain laws and the Company's Code of Ethics in order in order to maintain an effective ethics and compliance program;

- Establishing and publicizing a helpline reporting system and adopting procedures for the treatment of complaints;

- Disseminating the Company's Code of Ethics which encourages AES employees to report questions and concerns and explicitly forbids retaliation in response to such reports;

- Reviewing and overseeing regularly (at least quarterly) the progress of internal controls, internal investigations, audits, and training programs undertaken by the Company's Internal Audit Group, Legal Group and the AES Ethics and Compliance Department, which are designed to ensure compliance with the principal legal requirements applicable to the Company; and

- Review regularly the Company's Financial Processes and Controls Group relating to the Company's compliance with Section 404 of the Sarbanes Oxley Act of 2002.[4]

As noted above, the Company's position is that each of the allegations of wrongdoing raised by the Proponent and set forth in the recitals of the Proposal were processed in accordance with the Company's policies and procedures and/or investigated in connection with the litigation and were found to be without merit.

In a long line of no-action letters, the Staff has consistently declined to recommend enforcement action against companies that omitted shareholder proposals requesting that the board of directors undertake actions to ensure compliance with legal requirements related to ordinary business operations. For instance, in *Monsanto Company (Nov. 03, 2005)*, the shareholder proposal, which is practically identical to the Proponent's Proposal, called for the board of directors to create an ethics oversight committee of independent directors for the purpose of monitoring the company's domestic and international business practices to ensure compliance with the company's code of business conduct and applicable laws, rules and regulations of federal, state, provincial and local governments, including the Foreign Corrupt Practices Act. The Staff in *Monsanto* granted the company no-action relief in omitting the proposal form its proxy statement under the ordinary business exception "(i.e., general conduct of a legal compliance program)."

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[4] In addition, the Board publicizes e-mail addresses for stockholders to send communications through the Company's Corporate Secretary to the non-management directors and/or the four standing committees of the Board. Any stockholder may express concerns or complaints using these emails which are forwarded onto the Board for consideration if the email represents a proper subject for Board consideration. Bi-annually, and regardless of subject matter, a copy of all such emails is presented to the Nominating and Corporate Governance Committee of the Board.

See also: Hudson United Bancorp (Jan. 24, 2003) (proposal requested the board of directors to appoint an independent shareholders committee to investigate possible corporate misconduct; *Allstate Corp. (Feb. 16, 1999)* (proposal would require establishing an independent shareholder committee to investigate and prepare a report on whether there has been illegal activity by the company); *Citicorp (Jan. 9, 1998)* (proposal requested the board of directors to form an independent committee of outside directors of the company to oversee the audit of contracts with foreign entities to ascertain if bribes and other payments of the type prohibited by the Foreign Corrupt Practices Act or local laws had been made in the procurement of contracts); *Humana Inc. (Feb. 25, 1998)* (proposal urged the company to appoint a committee of outside directors to oversee the company's corporate anti-fraud compliance program); *Crown Central Petroleum Corp. (Feb. 19, 1997)* (proposal requested that the board investigate whether the Company and its franchisees are in compliance with applicable laws regarding sales of cigarettes to minors*);* *Lockheed Martin Corp. (Jan. 29, 1997)* (proposal requested the audit and ethics committee to evaluate whether the company has a legal compliance program that is adequate to prevent and respond to violations of law, particularly with respect to laws and regulations that concern conflicts of interest and hiring of former government officials and employees, and to prepare a report on its findings); *Xerox Corp. (Feb. 29, 1996)* (proposal requested the board of directors to appoint a committee to review and report on the company's adherence to human rights and environmental standards with respect to its overseas business); *AT&T (Jan. 16, 1996)* (proposal requested the board of directors to initiate a review of the company's maquiladora operations, including the adequacy of wage levels and environmental standards and practices, and to make the summary report available to shareholders); *Southern Co. (Brown) (Mar. 13, 1990)* (proposal urged the company to contract an unbiased outside agency to review each allegation of past unethical activities and prepare a report for review by stockholders; in its response the Staff stated "In this regard, questions with respect to which matters involving the Company's operations should be investigated and particularly the means used to investigate the Company's operations appear to involve ordinary business decisions"); *Newport Pharmaceuticals International, Inc. (Aug. 10, 1984)* (proposal recommended that the board of directors appoint an independent special committee to investigate violations of laws by officers and directors, misuse of corporate funds, compensation to key executive officers, etc.).

Based upon the precedent of the Staff's no action letters set forth above and the facts provided by the Company in this letter, we and the Company are of the opinion that the Proposal may be excluded from the Company's Proxy Statement in accordance with Rule 14a-8(i)(7).

Conclusion

For the foregoing reasons, we and the Company hereby respectfully request that the Staff agree that it will not recommend any enforcement action if the Proposal is omitted from the Company's Proxy Statement under Rules 14a-8(i)(4) and 14a-8(i)(7).

If you have any questions regarding this matter or require additional information, please contact the undersigned at (202) 508-8025, John Berkery at (212) 848-7765, Brian Miller, General Counsel, Corporate Secretary and Executive Vice President of the Company or Zafar Hasan, Assistant General Counsel of the Company at (703) 682-1110.

Very truly yours,



Abigail Arms

Encl.

cc: Mr. Brian Miller, The AES Corporation
Mr. Zafar Hasan, The AES Corporation
John Berkery, Shearman & Sterling LLP

Exhibit A

The Proposal

Exhibit B

Proponent's Flyer

Exhibit C

Charter of The Financial Audit Committee

November 14, 2006

Brian Miller, Secretary
The AES Corporation
4300 Wilson Boulevard
11th Floor
Arlington, VA 22203

Dear Mr. Miller:

I am the beneficial owner of at least 125 shares of The AES Corporation (NYSE: AES). The value of my investment in the shares of AES is in excess of $2,000, and I have held the shares for more than one year and intend to hold the stock at least until the next annual meeting. As verification of my stock ownership, I attach the evidence I presented AES earlier this year and state that these shares have been continuously held for me in street name by Merrill Lynch and TD Ameritrade from the date of verifications.

I submit the enclosed resolution for inclusion in AES' 2007 proxy statement for action by the stockholders at the 2007 annual meeting, whereby I, or a qualified representative, will present the resolution.

Respectfully submitted,



Dwane G. Ingalls
1600 S. Paddock Road
Greenwood, IN 46143

Encl: Shareholder Proposal
Verification of stock ownership (2)

AES SHAREHOLDER PROPOSAL 2007

ETHICS OVERSIGHT COMMITTEE

Submitted by Dwane G. Ingalls, 1600 S. Paddock Road, Greenwood, Indiana 46143

Whereas:

- The KPMG 2005-2006 Integrity Survey reported that 74% of US employees observed misconduct in the workplace with half reporting that what they had observed could cause a significant loss of public trust if discovered; and

- In May 2003, the board adopted The AES Corporation Code of Business Conduct and Ethics ("Code"), which provides that "The Company will not tolerate any retaliation against any AES person making a good faith or genuine report or concern."; and

- From July 2003 through February 2004, a vice president of Indianapolis Power and Light Company ("IPL") personally met and communicated with AES CEO Paul Hanrahan to discuss ethical issues related to IPL; and

- In February 2004, this same vice president of IPL reported a Code violation involving senior management of IPL; and

- In March 2004, this same vice president of IPL was fired from AES companies by AES Vice President and IPL CEO, Ann Murtlow, after 14 years of international assignments; and

- On October 31, 2005, IPALCO Enterprises reported that IPL had resolved certain accounting issues raised by a government agency via a consumer credit of $10,000,000 and by "voluntarily" changing its account reporting; and

- In July 2006 the International Business Ethics Institute reported that creating a safe environment where employees can raise concerns about possible misconduct without experiencing retaliation is lacking in most business ethics programs.

BE IT RESOLVED: Shareholders request the board create an ethics oversight committee of independent directors for the purpose of monitoring the company's business practices to insure compliance with applicable laws, rules, and regulations of the federal, state, local governments, and the AES Code of Business Conduct and Ethics, including retaliation protection for employees making a good faith report or concern of possible misconduct.

STATEMENT OF SUPPORT

The confidence of investors in the U.S. capital markets has been deeply shaken by corporate malfeasance at companies, such as Enron, WorldCom, and Tyco. In cases like these, it is often discovered that employees were reluctant to report unethical actions for fear of losing one's job. The Sarbanes-Oxley Act is not enough. A company needs employees to become the ethical eyes and ears of the company, encouraging internal disclosures to make the company aware of potentially damaging conditions before they become a crisis. It is in the shareholders interest to ensure employees at all levels that they should and can report unethical activity without fear. To have a reporting policy that expressly prohibits any retaliation, and even the appearance of a practice that does not, only ensures that the first responsible communication will be the last. That is a most dangerous proposition for shareholders who depend upon responsible policy and oversight of company ethics. Clearly, such oversight of a large multinational company like AES requires the involvement of fiduciaries without any direct financial interest in the company. An oversight committee comprised of independent directors would provide the additional protection and guidance necessary to maintaining AES as a responsible and profitable company.


IURC


OUCC


Gov.

Do you know your corporate Santa Clause? It's ...

- the Indiana Utility Regulatory Commission
- the Indiana Office of Utility Consumer Counselor
- the Governor Mitch Daniel's Administration

These Santa Clauses have known for nearly two years that AES and Indianapolis Power & Light may have been violating laws and hiding hundreds of millions of dollars from you...and they are trying desperately to keep this information under their Christmas trees!

IPL and AES were caught "red-handed" playing with their accounting numbers (Indy's own little Enron). What did our corporate Santa Clause do? The Office of Utility Consumer Counselor had secret meetings with AES/IPL and together they decided on a plan to stop playing with the numbers with no apparent mention of wrongdoing...and AES/IPL would refund $10,000,000 to consumers merely out of the goodness of their hearts (again no mention of a connection of wrongdoing). Pretty good deal for AES/IPL – hide hundreds of millions and pay 10 ... and we'll all just act like there was nothing going on! The Indiana Utility Regulatory Commission liked that plan too!

Would you like a real gift from these Santa Clauses? **How about a BIG reduction in that electricity bill that you get every month?** If so, call these Santa Clauses and tell them that you want a full rate-case review of IPL:

Indiana Utility Regulatory Commission: 232-2700
Indiana Office of Utility Consumer Counselor: 232-2424
Governor Daniel's Office: 232-4567


DEPOSITION
EXHIBIT
175


To AES:


To Indy:

CHARTER

FINANCIAL AUDIT COMMITTEE OF

THE BOARD OF DIRECTORS OF

THE AES COPRORATION

DECEMBER 2005

I. PURPOSE OF THE COMMITTEE

The Audit Committee is created by the Board of Directors of the Company to assist the Board in its oversight of the integrity of the financial statements and internal controls of the Company, the qualifications, independence and performance of the Company's independent auditor, the performance of the Company's internal audit function, compliance by the Company with legal and regulatory requirements; and prepare the audit committee report that Securities and Exchange Commission rules require to be included in the Company's annual proxy statement.

II. COMPOSITION OF THE COMMITTEE

The Audit Committee shall consist of at least three members, comprised solely of independent directors meeting the independence and experience requirements of Section 10A of the Securities and Exchange Act of 1934, the rules promulgated thereunder and the rules of the New York Stock Exchange.

The Nominating and Corporate Governance Committee of the Company shall recommend nominees for appointment to the Audit Committee annually and as vacancies or newly created positions occur. Audit Committee members shall be appointed by the Board annually and may be removed by the Board at any time. A majority of the independent members of the Board shall designate the Chair of the Audit Committee.

III. AUTHORITY AND RESPONSIBILITIES

In addition to any other responsibilities which may be assigned from time to time by the Board, the Audit Committee is responsible for, the following matters.

Independent Auditors

The Audit Committee has the sole authority to retain and terminate the independent auditors of the Company (subject, if applicable, to shareholder ratification), including sole authority to approve all audit engagement fees and terms and all non-audit services to be provided by the independent auditors. The

Audit Committee must pre-approve each such non-audit service to be provided by the Company's independent auditors. The Audit Committee may consult with management in the decision making process, but may not delegate this authority to management. The Audit Committee may, from time to time, delegate its authority to approve non-audit services on a preliminary basis to one or more Audit Committee members, provided that such designees present any such approvals to the full Audit Committee at the next Audit Committee meeting.

The Audit Committee shall review and approve the scope and staffing of the independent auditors' annual audit plan(s) and evaluate the independent auditors' qualifications, performance and independence, and shall present its conclusions and recommendations with respect to the independent auditors to the full Board on at least an annual basis. As part of such evaluation, at least annually, the Audit Committee shall:

1. obtain and review a report from the Company's independent auditors describing: (i) the independent auditor's internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review or peer review of the independent auditor, or any inquiry or investigation by governmental or professional authorities, within the preceding five years, regarding one or more independent audits carried out by the auditing firm; and any steps taken to deal with any such issues; (iii) all relationships between the independent auditor and the Company; and (iv) assuring that Section 10A of the Securities Exchange Act of 1934 has not been implicated;

2. review and evaluate the senior members of the independent auditor team, particularly the lead audit partner and the auditor responsible for reviewing the audit;

3. consider whether the audit firm should be rotated in addition to the rotation of the lead audit partner and the auditor responsible for reviewing the audit as required by law, so as to assure continuing auditor independence; and

4. obtain the opinion of management and the internal auditors of the independent auditor's performance.

The Audit Committee shall establish policies for the Company's hiring of employees or former employees of the independent auditors.

Internal Auditors

At least annually, the Audit Committee shall evaluate the performance, responsibilities, budget and staffing of the Company's internal audit function and review the annual internal audit plan. Such evaluation shall include a review of the responsibilities, budget and staffing of the Company's internal audit function with the independent auditors. At least annually, the Audit Committee shall evaluate the performance of the senior internal auditing executive, and make recommendations to the Board and management regarding the responsibilities, retention or termination of such executive. The Audit Committee shall review, as appropriate, the results of internal audits and discuss related significant internal control matters with the Company's internal auditor and management.

Financial Statements; Disclosure and Other Risk Management and Compliance Matters

1. The Audit Committee shall review with management, the internal auditors and the independent auditor:

(a) the annual audited financial statements, including the Company's disclosures under "Management's Discussion and Analysis and Analysis of Financial Condition and Results of Operations", prior to the filing of the Company's Form 10-K and the quarterly financial statements, including the Company's disclosures under "Management's Discussion and Analysis and Analysis of Financial Condition and Results of Operations", prior to the filing of the Company's Form 10-Q;

(b) any analyses or reports prepared by management, the internal auditors and/or the independent auditor setting forth significant accounting or financial reporting issues and judgments made in connection with the financial statements, including critical accounting estimates analyses of the effects of alternative GAAP methods on the financial statements;

(c) the effect of regulatory and accounting initiatives or actions, off-balance sheet structures and related party transactions on the financial statements of the Company; and any major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles.

2. The Audit Committee shall review, in conjunction with management, the Company's policies with respect to the Company's earnings press releases and all financial information, such as earnings guidance, provided to analysts and rating agencies, including the types of information to be so provided. The Audit Committee may review any such press release or financial information as it deems appropriate.

3. The Audit Committee shall, in conjunction with the CEO and CFO of the Company, review the effectiveness of the Company's disclosure controls and procedures.

4. The Audit Committee shall review any significant changes in the Company's internal controls or other factors that could significantly affect these

controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

5. The Audit Committee shall review the adequacy of the Company's internal control over financial reporting with the internal auditors, the independent auditor and management, including without limitation, reports regarding (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting. The Audit Committee shall review any changes implemented by management to address control deficiencies or to make controls more effective.

6. The Audit Committee shall review with management, the internal auditors and the independent auditor management's annual report on the Company's internal control over financial reporting and the independent auditor's attestation report regarding management's report.

7. The Audit Committee shall review and discuss with the independent auditor those matters required to be discussed by Public Company Accounting Board Interim Accounting Standard Section 380, "Communication with Audit Committees", including but not limited to problems or difficulties regarding the substance of the audit that have been reported by management concerning the audit, any restrictions on the scope of activities or access to requested information, any significant disagreements with management and any other material communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences. In addition, the Audit Committee shall review with the independent auditor any audit problems or difficulties and management's response to any communications.

8. The Audit Committee shall review the Company's policies and practices with respect to risk assessment and risk management, including discussing with management and the internal auditors the Company's major financial risk exposures and the steps that have been taken to monitor and control such exposures.

9. The Audit Committee shall monitor the Company's code of ethics, especially as the code relates to conflicts of interest, related party transactions and illegal acts.

10. The Audit Committee shall establish procedures for: the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding accounting or auditing matters and review any such complaints and submissions.

11. The Audit Committee shall prepare the audit committee report that Securities and Exchange Commission rules require to be included in the Company's annual proxy statement.

Reporting to the Board

The Audit Committee shall report to the Board at each regularly scheduled Board meeting and more frequently if the Committee deems that such further reporting is necessary. This report shall include a review of any issues that arise with respect to the quality or integrity of the Company's financial statements and internal controls, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditors, the performance of the internal audit function and any other matters that the Audit Committee deems appropriate or is requested to be included by the Board.

At least annually, the Audit Committee shall review and assess the adequacy of this charter and recommend any proposed changes to the Board for approval.

At least annually, the Audit Committee shall evaluate its own performance and report to the Board on such evaluation.

IV. PROCEDURES OF THE COMMITTEE

The Audit Committee shall meet as often as it determines is appropriate to carry out its responsibilities under this charter, but not less frequently than quarterly. The Chair of the Audit Committee, in consultation with the other committee members, shall determine the frequency and length of the committee meetings and shall set meeting agendas consistent with this charter.

The Audit Committee periodically shall meet separately with management, with internal auditors or other personnel responsible for the internal audit function and with the independent auditor.

The Audit Committee is authorized to retain special legal, accounting or other advisors and may request any officer or employee of the Company or the Company's outside counsel or independent auditor to meet with any members of, or advisors to, the Audit Committee. The Audit Committee may also meet with the Company's investment bankers or financial analysts who follow the Company.

The Audit Committee may delegate its authority to subcommittees of the Audit Committee when it deems appropriate and in the best interests of the Company.

V. LIMITATIONS INHERENT IN THE AUDIT COMMITTEE'S ROLE

It is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with GAAP. This is the responsibility of management and the independent auditor.

December 13, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: No-Action Letter Sought by The AES Corporation with regards to a Shareholder Proposal by Dwane G. Ingalls for Inclusion in the Proxy Statement of The AES Corporation pursuant to Rule 14a-8

Dear Securities and Exchange Commission Staff:

I present these comments subsequent to the no-action letter submitted by The AES Corporation ("AES") dated December 8, 2006. I am a former vice president of several AES subsidiaries and a former Director of IPALCO Enterprises, Inc., which is also a subsidiary of AES. It is unfortunate that AES has undertaken a campaign to malign me in their above mentioned letter with numerous unsubstantiated allegations that have absolutely no relevance to their request. No doubt, it is AES' hope that these efforts will win them a favorable reaction from the SEC. As the allegations are irrelevant, I will not address them specifically. Likewise, I will not respond in kind.

While I am a former employer of AES, I am also a shareholder of AES. As a concerned shareholder of AES, I properly submitted the attached shareholder proposal (the "Proposal") to be included in the company's 2007 proxy statement (see Exhibit A). In particular, this Proposal is drafted to greatly benefit AES shareholders at large through AES employee reports of misconduct. The importance of such a proposal is without question given that this country has seen the demise of numerous public companies over recent years which involved non-disclosures of substantial internal observations of misconduct.

AES state two rationales for omitting my Proposal, to which I comment further:

1. *Rule 14a-8(i)(4) - The Proposal and supporting statement relate to the redress of a personal claim or grievance against the Company*

   AES would have the SEC believe that the Proposal is related to a redress of a personal grievance related to my termination of employment with AES; however, AES provides no reasonable supporting evidence. The Proposal clearly deals with current employees, not former employees like me, and therefore does not extend a personal benefit to me as AES claims. The Proposal seeks no personal benefit to me other than the benefit to be extended to all shareholders. The Proposal makes NO allegations. The Proposal relies solely upon factual statements to which AES has not denied. Certainly the intent of proxy rules is not to prohibit former employees from exercising their proxy rights as a shareholder on the mere basis that they have direct knowledge as a former employee.

AES implies that the Proposal is a redress of a shareholder proposal presented by me in 2006. Again, that position is not supported. In fact the unrelated 2006 proposal was not put to the stockholders for a vote at the request of AES.

AES suggests that the Proposal would not provide a benefit to the shareholders at large because the company has sufficient mechanisms in place to provide the benefit being sought. However, I have provided factual statements that clearly question the company mechanisms in place and shareholders should be allowed to consider the improvement proposed.

2. *Rule 14a-8(i)(7) - The Proposal deals with matters relating to the Company's ordinary business operations.*

AES argues that shareholders should not have oversight of the company's compliance with laws, rules, regulations, and presumably its own Code of Ethics which is prominently available on their website to add a sense of confidence in the company to shareholders. It is precisely these activities that shareholders must rely upon. The Proposal does not intrude upon day-to-day management, but rather asks for specific oversight by the Board to an issue that is fundamental to shareholders. Certainly the former shareholders of the numerous failed companies like Enron would adamantly disagree with AES on this point. One would hope that reports of misconduct voiced by employees are not an ordinary business operation.

AES argues that the Proposal seeks to micromanage complex company matters. Ethics and the improper suppression of employee misconduct reporting are not complex issues to shareholders. Further, the Proposal does not "prescribe the manner by which the Company monitor its compliance", but rather merely asks for a defined group to provide oversight that is currently lacking to an issue that is paramount to all shareholders.

Conclusion

The face of the Proposal is clearly relevant to all shareholders and its purpose obvious. That is, to provide AES shareholders the realized benefit of employee reports of misconduct that will only be forthcoming if genuine employment protection is afforded to employees. Extensive studies have shown that employees are often in the best position to thwart off misconduct damaging to the company and potential devastating to shareholders.

AES has the burden to demonstrating that it is entitled to exclude my Proposal. AES is relying solely upon unsupported/unrelated allegations, proposed suppositions, and conspiracy theories to deny me my proxy rights. The acceptance of such a loose standard of demonstration only ensures public companies broad and effectively unilateral approval rights to shareholder proxy requests.

AES has not reasonable demonstrated that it is entitled to exclude the Proposal and I therefore request that the SEC deny AES its no-action letter request.

You may contact me with any questions regarding this matter at (317) 885-6999.

Sincerely,



Dwane Ingalls

Encl.

Cc: The AES Corporation
c/o Abigail Arms
Shearman & Sterling LLP
801 Pennsylvania Ave., NW
Washington, D.C. 20004-2634

November 14, 2006

Brian Miller, Secretary
The AES Corporation
4300 Wilson Boulevard
11th Floor
Arlington, VA 22203

Dear Mr. Miller:

I am the beneficial owner of at least 125 shares of The AES Corporation (NYSE: AES). The value of my investment in the shares of AES is in excess of $2,000, and I have held the shares for more than one year and intend to hold the stock at least until the next annual meeting. As verification of my stock ownership, I attach the evidence I presented AES earlier this year and state that these shares have been continuously held for me in street name by Merrill Lynch and TD Ameritrade from the date of verifications.

I submit the enclosed resolution for inclusion in AES' 2007 proxy statement for action by the stockholders at the 2007 annual meeting, whereby I, or a qualified representative, will present the resolution.

Respectfully submitted,



Dwane G. Ingalls
1600 S. Paddock Road
Greenwood, IN 46143

Encl: Shareholder Proposal
Verification of stock ownership (2)

AES SHAREHOLDER PROPOSAL 2007

ETHICS OVERSIGHT COMMITTEE

Submitted by Dwane G. Ingalls, 1600 S. Paddock Road, Greenwood, Indiana 46143

Whereas:

- The KPMG 2005-2006 Integrity Survey reported that 74% of US employees observed misconduct in the workplace with half reporting that what they had observed could cause a significant loss of public trust if discovered; and

- In May 2003, the board adopted The AES Corporation Code of Business Conduct and Ethics ("Code"), which provides that "The Company will not tolerate any retaliation against any AES person making a good faith or genuine report or concern."; and

- From July 2003 through February 2004, a vice president of Indianapolis Power and Light Company ("IPL") personally met and communicated with AES CEO Paul Hanrahan to discuss ethical issues related to IPL; and

- In February 2004, this same vice president of IPL reported a Code violation involving senior management of IPL; and

- In March 2004, this same vice president of IPL was fired from AES companies by AES Vice President and IPL CEO, Ann Murtlow, after 14 years of international assignments; and

- On October 31, 2005, IPALCO Enterprises reported that IPL had resolved certain accounting issues raised by a government agency via a consumer credit of $10,000,000 and by "voluntarily" changing its account reporting; and

- In July 2006 the International Business Ethics Institute reported that creating a safe environment where employees can raise concerns about possible misconduct without experiencing retaliation is lacking in most business ethics programs.

BE IT RESOLVED: Shareholders request the board create an ethics oversight committee of independent directors for the purpose of monitoring the company's business practices to insure compliance with applicable laws, rules, and regulations of the federal, state, local governments, and the AES Code of Business Conduct and Ethics, including retaliation protection for employees making a good faith report or concern of possible misconduct.

STATEMENT OF SUPPORT

The confidence of investors in the U.S. capital markets has been deeply shaken by corporate malfeasance at companies, such as Enron, WorldCom, and Tyco. In cases like these, it is often discovered that employees were reluctant to report unethical actions for fear of losing one's job. The Sarbanes-Oxley Act is not enough. A company needs employees to become the ethical eyes and ears of the company, encouraging internal disclosures to make the company aware of potentially damaging conditions before they become a crisis. It is in the shareholders interest to ensure employees at all levels that they should and can report unethical activity without fear. To have a reporting policy that expressly prohibits any retaliation, and even the appearance of a practice that does not, only ensures that the first responsible communication will be the last. That is a most dangerous proposition for shareholders who depend upon responsible policy and oversight of company ethics. Clearly, such oversight of a large multinational company like AES requires the involvement of fiduciaries without any direct financial interest in the company. An oversight committee comprised of independent directors would provide the additional protection and guidance necessary to maintaining AES as a responsible and profitable company.

SHEARMAN & STERLING LLP

801 PENNSYLVANIA AVENUE, NW | WASHINGTON, DC | 20004-2634

WWW.SHEARMAN.COM | T +1.202.508.8000 | F +1.202.508.8100

aarms@shearman.com
202-508-8025

January 3, 2007

Via Hand Delivery

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Reply of The AES Corporation to Response Letter from Dwane Ingalls Regarding the Exclusion of his Shareholder Proposal

Ladies and Gentlemen:

On December 8, 2006, The AES Corporation (the "Company") submitted a letter (the "Initial Letter") to the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") requesting that the staff of the Commission ("Staff") concur with the Company's position that it may omit from its proxy statement for its 2007 Annual Meeting of Shareholders (the "Proxy Statement") the shareholder proposal (the "Proposal") and statement in support thereof received from Dwane G. Ingalls (the "Proponent").

In response to the Initial Letter, the Proponent delivered to the Division, a letter dated December 13, 2006 (the "Response Letter") in which the Proponent comments that the Proposal ". . . seeks no personal benefit . . ." and that "reports of misconduct voiced by employees are not an ordinary business operation." In our view, Mr. Ingalls' arguments in his December 13, 2006 letter are without merit and do not adequately address the arguments and precedent cited in the Initial Letter.

Rule 14a-8(i)(4) – The Proposal and supporting statement relate to the redress of a personal claim or grievance against the Company.

The Proponent does not dispute the Company's numerous factual statements about his contacts and filed grievances with numerous government agencies and public officials, nor does he dispute the Company's assertion that the Proposal relates to a personal grievance against it, an assertion supported by the existence of the January 2005 claim filed by the Proponent in the Marion County Superior Court in the State of Indiana referenced in the Initial Letter (*Ingalls vs. The AES Corporation, et al.*, Marion County Superior Court, Cause No. 49D130407PL001287, Jan. 2005). Further, the Proponent provides no support for either his position or his claim that the Company's allegations are false.

As evidence that the Proponent has conducted a campaign to harass the Company since the termination of his employment by, among other things, contacting and/or filing grievances with numerous government agencies or officials alleging various improper acts by the Company and its subsidiaries, attached hereto as Exhibit A are (i) a copy of a complaint against Indianapolis Power & Light Company ("IPL") filed by the Proponent with the Indiana Utility Regulatory Commission in July 2005, seeking the opening of a rate case, the immediate suspension of all dividend payments from IPL to the Company and an investigation into other conduct by IPL as alleged in the complaint and (ii) a response letter from the Indiana Utility Regulatory Commission to the Proponent explaining to the Proponent that he lacks standing to bring the complaint since he lives outside IPL's service territory and is not a customer of IPL. We do not wish to inundate the Staff with all of the documentation supporting each of the Company's factual statements, however, the Company will provide any additional documentation if the Staff so requests.

Moreover, contrary to the Proponent's assertion, the Company does not argue that the proxy rules prohibit former employees from exercising their rights as a shareholder on the mere basis that they have direct knowledge as a former employee. Rather, the Company argues that the Proposal and supporting statement relate to the redress of Mr. Ingalls' personal grievance against the Company and therefore is excludable from the Proxy Statement under Rule 14a-8(i)(4) as interpreted by the Commission and its Staff. The Company cited several precedents in support of its position, in particular the no-action letter issued to *The Southern Company (Jan. 21, 2003)* in which the Staff cited Rule 14a-8(i)(4) as the basis for relief. The facts of the Southern Company letter are outlined in the Initial Letter and are similar to the facts here. Mr. Ingalls, like the proponent in The Southern Company, is a former employee of a subsidiary of the public company. Like the proponent in the The Southern Company, Mr. Ingalls has attempted to draft the proposal in terms of appearing to be of interest to stockholders in general. However, as discussed in the Initial Letter, the proposal would not benefit stockholders in general since AES already has a process in place to handle claims regarding the Company, a process that is overseen by the Board of Directors and the Financial Audit Committee. The fact that the Proponent apparently does not agree with the process does not transform the Proposal into a proposal that is of interest to stockholders in general.

Rule 14a-8(i)(7) – The Proposal deals with matters relating to the Company's ordinary business operations.

As detailed in our Initial Letter, the Proposal is excludable from the Proxy Statement because it relates to the conduct of the Company's ordinary business operations. The Staff consistently has permitted companies to exclude shareholder proposals that request boards of directors to undertake actions to ensure compliance with legal requirements because such proposals relate to ordinary business operations. Again, the Proponent has not cited any precedent to support his position. The no-action letter issued to the *Monsanto Company* (November 3, 2005) that we discussed in our Initial Letter fully supports our view that compliance with the law, including handling of "reports of misconduct voiced by employees" constitutes ordinary business as does the long history of other precedent, including the precedent discussed or cited in the Initial Letter.

Conclusion

Based on the foregoing and our Initial Letter, the Company hereby requests confirmation that the Staff will not recommend any enforcement action to the Commission if it excludes the Proposal from its Proxy Statement in reliance upon Rules 14a-8(i)(4) and 14a-8(i)(7).

If the Staff has any questions, please contact me at (202) 508-8025, John Berkery at (212) 848-7765, Brian Miller, General Counsel, Corporate Secretary and Executive Vice President of the Company or Zafar Hasan, Assistant General Counsel of the Company at (703) 682-1110.

Very truly yours,



Abigail Arms

Attachments

cc: Mr. Brian Miller, The AES Corporation
Mr. Zafar Hasan, The AES Corporation
John Berkery, Shearman & Sterling LLP

Dwane G. Ingalls

DCDOCS01/353042.4

EXHIBIT A

STATE OF INDIANA

INDIANA UTILITY REGULATORY COMMISSION

IN THE MATTER OF THE INFORMAL COMPLAINT OF FORMER INDIANAPOLIS POWER & LIGHT COMPANY VICE PRESIDENT DWANE INGALLS AGAINST INDIANAPOLIS POWER & LIGHT COMPANY FOR UNLAWFUL ACTS AND FOR OTHER WRONGFUL ACTIONS TAKEN RESULTING IN SERVICE AND FACILITIES THAT ARE NOT REASONABLY ADEQUATE	)	CAUSE NO.__________
RESPONDENT: INDIANAPOLIS POWER & LIGHT COMPANY	)	

RECEIVED

JUL 0 1 2005

INDIANA UTILITY REGULATORY COMMISSION

INFORMAL COMPLAINT

TO THE INDIANA UTILITY REGULATORY COMMISSION:

Complainant, Dwane Ingalls ("Ingalls"), a former Vice President of Indianapolis Power & Light Company ("IPL"), submits this Informal Complaint against Indianapolis Power & Light Company pursuant to Indiana Code ("I.C.") § 8-1-2-34.5, I.C. § 8-1-2-47, I.C. § 8-1-2-58, I.C. § 8-1-2-69, I.C. § 8-1-2-107, I.C. § 8-1-2-113, I.C. § 8-1-2-115 and other relevant statutes and rules, seeking the immediate effecting of a full rate case and the immediate suspension of all dividend payouts from IPL until the rate case process is complete and an investigation into IPL's conduct as alleged in this Informal Complaint. In support of this Informal Complaint, the Complainant respectfully represents and shows, on information and belief, that:

EXHIBIT

19

Parties and Jurisdiction

1. Pursuant to 170 IAC § 1-1.1-10, the names and addresses of the complainant is:

Dwane Ingalls
1600 S. Paddock Rd
Greenwood, IN 46143

2. IPL is a corporation incorporated, organized and doing business under the laws of the State of Indiana since 1926, with its corporate and executive business offices located at One Monument Circle, Indianapolis, Marion County, Indiana, 46204. IPL is a regulated electric utility with its customer base concentrated in Indianapolis, Marion County, Indiana, but also serving customers in portions of other Central Indiana communities surrounding Marion County. As an electric utility, IPL is engaged in the marketing and sale of electric energy/power and capacity to the general public, serving both residential and commercial customers.

3. As a public utility, IPL is under the jurisdiction of the Indiana Utility Regulatory Commission ("Commission"). In addition, I.C. § 8-1-2-54, I.C. § 8-1-2-113 and other sections of I.C. § 8-1-2 *et seq* authorized the Commission to exercise jurisdiction over this matter.

Pertinent Facts

4. IPALCO Enterprises, Inc. ("IPALCO") is a holding company incorporated under the laws of the State of Indiana in September 1983. IPALCO's principal subsidiary is IPL. IPALCO owns all of the outstanding common stock of IPL.

5. The AES Corporation ("AES") acquired IPALCO in a stock-for-stock pooling transaction in March 2001.

6. Dwane Ingalls was employed by AES from February 1990 through May 2004. Ingalls was Vice President of IPL from March 2001 through May 2004.

7. IPL's last rate case was in 1995, which was the result of a "black box" settlement that set base rates without specific review rates of return and fair value.

8. The IURC entered into a Stipulation Agreement ("Stipulation") on February 2, 2001 with the Indiana Office of Utility Consumer Counselor ("OUCC"), AES, IPALCO and IPL. This Stipulation allowed for the withdrawal of IURC's intervention and protest registered with the Federal Energy Regulatory Commission ("FERC") with regards to the AES acquisition of IPALCO (see FERC Docket No. EC01-25-000).

9. IPALCO and AES entered into a Separateness Agreement ("Separateness") on November 14, 2001.

10. IPL has entered into a tax-sharing agreement with IPALCO which has not been filed with the IURC as required under I.C. § 8-1-2-49 and the Stipulation.

11. IPALCO has entered into a tax-sharing agreement with AES which has not been filed with the IURC as required under.

12. The tax-sharing agreements listed above effectively amount to greatly reduced actual taxes paid on behalf of IPL as federal and state income tax returns are consolidated with AES to utilize AES losses. This tax consolidation greatly reduces IPL's allowable tax expense. See OUCC vs. Indiana Cities Water Corporation (440 N.E.2d 14; 1982 Ind. App. LEXIS 1413).

13. IPL has failed to file other affiliate transactions as required under I.C. § 8-1-2-49 and the Stipulation.

14. IPL participated in the purchase and sale of a combustion turbine from an AES affiliate that did not constitute an arms-length agreement as required under the Stipulation and Separateness.

15. IPL is manipulating its Net Operating Income (NOI) through Elect Plan offerings that understates its true sales revenue by tens of millions of dollars per year and understates its NOI by millions of dollars per year. This manipulation is an attempt to shield these amounts from the purview of the IURC by having the effect of managing IPL's NOI so as to not to draw attention to IPL's true earnings relative to the earning cap set by the IURC.

16. Within the first six (6) months of 2001, IPL reduced its workforce by approximately 30%. Additional workforce reductions followed in 2002.

17. IPL responded poorly to a thunderstorm in July 2001, which resulted in an IURC investigation and a subsequent settlement requiring, in part, the imposition of specific performance standards. IPL has failed to meet the performance standards set and as such has paid associated penalties.

18. AES suffered a significant financial crisis following the collapse of Enron in 2001. As a result, AES has imposed significant cost cutting and asset sales requirements on IPL for the purpose of maximizing IPL dividend flows to AES, through IPALCO.

19. Many maintenance projects where postponed and/or delayed in 2002 and 2003, even though significant reliability and safety issues were raised within IPL, for the sole purpose of enhancing dividends from IPL to AES, through IPALCO.

20. Several significant electric service related explosions occurred in the downtown area of Indianapolis in January 2005 due to IPL's reckless and negligent actions.

21. Given the aforementioned cost-cutting actions of IPL, IPL rates have been unreasonable from 2001.

22. The aforementioned cost-cutting actions, including, but not limited to postponed or delayed maintenance and significant workforce reductions has reduced IPL's service to an unreasonable, unsafe, and inadequate state.

The Commission Should Initiate Rate Case Proceedings, Suspend All Dividends, and Investigate Violations of Commission Agreements and Indiana Law

23. To prevent injury to the business or interest of the people, the Commission should re-establish energy rates that are commensurate with reasonable service and fair returns. Due to the immediate and potentially devastating injury that could occur as a result of the continued depletion of IPL's ability to serve its consumers reliably and safely, given AES's overbearing demand for dividends, this Commission should exercise its authority under the Commission's February 12, 2003 Order (Cause No. 42292) and deny all IPL dividend payout requests, effective immediately, until such time that the rate case proceeding is complete.

24. IPL should bear the burden of proof in this proceeding because the evidence related to this Complaint is particularly within the knowledge and control of IPL. See I.C. § 8-1-2-73.

WHEREFORE, the Complainant respectfully requests that the Commission grant the following relief:

a. Immediately proceed with rate case proceedings for IPL;

b. Immediately deny all dividend payouts from IPL until the completion of rate case proceedings;

c. Conduct an investigation regarding IPL's conduct as set forth in this Compliant, including, but not limited to IPL's violations of Commission agreements and Indiana Law;

d. Allocate the burden of proof to IPL on each of the above-noted issues; and

e. Provide such other and additional relief as the Commission may find to be appropriate in the circumstances.

I affirm under the penalties for perjury that the foregoing representation is true to the best of my knowledge, information, and belief.



Dwane Ingalls

July 1, 2005

CERTIFICATE OF SERVICE

I certify that a copy of the foregoing Informal Complaint was served this 1st day of July 2005, by first class, United States mail, postage prepaid, upon the following:

Office of Utility Consumer Counselor
Indiana Government Center North
Room N-501
Indianapolis, IN 46204

S. Michael Woodard
Registered Agent for IPL
One Monument Circle
Indianapolis, IN 46204



Dwane Ingalls

STATE of INDIANA



INDIANA UTILITY REGULATORY COMMISSION
302 W. WASHINGTON STREET, SUITE E-306
INDIANAPOLIS, INDIANA 46204-2764

http://www.state.in.us/iurc/
Office: (317) 232-2701
Facsimile: (317) 232-6758

July 12, 2005

Mr. Dwane Ingalls
1600 S. Paddock Rd.
Greenwood, IN 46143

Dear Mr. Ingalls:

The Consumer Affairs Division of the Indiana Utility Regulatory Commission ("IURC" or "Commission") recently brought to my attention the informal complaint filed by you against Indianapolis Power & Light Company ("IPL"). That informal complaint seeks the opening of a rate case, the immediate suspension of all dividend payouts from IPL, and an investigation into IPL's conduct as alleged in the complaint.

On July 8, 2004, I received a response to your informal complaint from IPL's counsel, Claudia J. Earls. A copy of that letter is enclosed for your reference. Ms. Earls states that IPL has no record of your being a current IPL customer, and therefore you lack standing to bring an informal complaint against IPL under Ind. Code § 8-1-2-34.5. This statute provides that the Commission may establish an appeals division, commonly known as the Consumer Affairs Division, to resolve individual customer complaints. Ms. Earls also states that the allegations in the informal complaint largely restate allegations made by you in a pending civil lawsuit in Marion Superior Court. Nowhere in the informal complaint do you allege that you are a customer of IPL. Moreover, your address as listed above indicates that you reside in Greenwood, which is outside IPL's service territory. Rate cases, formal investigations, legal determinations regarding violations of law, and orders regarding utility finances are made by the Commission in formal proceedings after notice and hearing as required by applicable law. The Consumer Affairs Division lacks the expertise and legal authority to conduct such investigations and enter orders thereon.

For these reasons, you lack standing to file an individual customer complaint and the relief you seek is outside the jurisdiction of the Consumer Affairs Division. Therefore, no further action will be taken on your informal complaint. At least ten (10) persons, firms, limited liability companies, corporations or associations, or a combination of ten (10) thereof are required to file a formal complaint against a public utility under Ind. Code § 8-1-2-54. Should you decide to pursue a formal complaint, please be advised

EXHIBIT

20

that the procedural rules of the IURC and the Indiana Supreme Court require that only an attorney admitted to practice in Indiana can represent the legal interests of another person or entity. Therefore, as an individual, you cannot represent the legal interests of these other nine (9) persons or entities. Feel free to contact me if you have any questions or concerns.

Sincerely,



Kristina Kern Wheeler
General Counsel

Cc: Claudia J. Earls, Barnes & Thornburg
Susan Macey, Utility Consumer Counselor
S. Michael Woodard, IPL
Ja-Deen Johnson, IURC Consumer Affairs Director
Kesa Turpin, IURC Consumer Affairs Division Manager

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 9, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The AES Corporation
Incoming letter dated December 8, 2006

The proposal requests the board create an ethics oversight committee of independent directors to monitor the company's compliance with applicable laws, rules and regulations of the federal, state, local governments, and the AES Code of Business Conduct and Ethics.

There appears to be some basis for your view that AES may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., general conduct of a legal compliance program). Accordingly, we will not recommend enforcement action to the Commission if AES omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which AES relies.

Sincerely,



Ted Yu
Special Counsel